NR12-26	September 14, 2012

Cardero Announces Results from
2012 Annual General Meeting

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY, Frankfurt: CR5) announces that all motions put forward for shareholder approval passed at its 2012 Annual General Meeting held September 13th in Vancouver, British Columbia.

Re-elected to the Board of Directors were: Hendrik Van Alphen, Leonard Harris and Stephan Fitch. Joining the Board of Directors are: Paul Matysek, Ryan Dunfield and the Company’s President & CEO, Michael Hunter.

Michael Hunter, President and CEO, stated: “I am very confident that Mr. Matysek’s and Mr. Dunfield’s extensive experience in capital markets, together with their comprehensive understanding of mergers and acquisitions, will be extremely valuable to the Company and our shareholders as we advance our Carbon Creek Metallurgical coal deposit”.

Mr. Matysek is the former CEO and Founder of Lithium One Inc. Under Mr. Matysek's stewardship, Lithium One Inc. developed a leading lithium brine resource in Argentina and was just recently acquired by Galaxy Resources Ltd. (July 2012). Previously, Mr. Matysek was the co-founder, CEO and President of Energy Metals Corporation ("EMC") (2005 to August 2007). Under Mr. Matysek's stewardship, EMC, a pure uranium mining and development company, was acquired by Uranium One Inc. in a billion dollar plus transaction. He is also the former President and CEO of Potash One Inc., a Saskatchewan based potash exploration company (November 2007 to March 2011) acquired by K+S Aktiengesellschaft in March 2011 for $450 million in an all cash deal. A professional geoscientist with more than 25 years’ international experience, Mr. Matysek holds a Master of Science degree in Geology. He is a recognized entrepreneur, specializing in developing resource-based companies from conception to production, and has held or holds senior management and/or director positions with several natural resource exploration and development companies. Mr. Matysek is currently a director of Nevada Copper Corp., Aurcana Corp. and a number of other natural resource companies.

Mr. Dunfield is Vice President with the Vancouver, B.C. private equity group Second City Capital Partners, and its affiliate, Gibralt Capital Corporation. Mr. Dunfield is heavily involved with the acquisition and divestiture of portfolio companies within the resource sector. Previous to Second City Capital Partners, Mr. Dunfield worked in the debt capital markets, with exposure to corporate banking, leveraged finance and loan syndications. Mr. Dunfield received a Bachelor of Economics and Finance from the University of Calgary.

The Company would like to thank Mr. Murray Hitzman and Mr. Lawrence Talbot for their respective years of service, guidance and expertise to Cardero’s Board of Directors. Mr. Talbot will continue being a valuable member of Cardero’s management team as Vice President & General Council.

Cardero Resource Corp.	- 2 -	September 14, 2012
NR12-26 – Continued

The Company also reports the appointment of PricewaterhouseCoopers, LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending October 31, 2012, and the approval of the Company’s 2012 Incentive Stock Option Plan.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488 Tel: 604 408-7488
Fax: 604 408-7499